UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

May 20, 2020

RELEVANT INFORMATION

ENGLISH TRANSLATION OF PUBLICATION MADE BY AVIANCA HOLDINGS

IN RESPONSE TO CERTAIN REQUESTS FROM THE FINANCIAL

SUPERINTENDENCY OF COLOMBIA (“SFC”)

On May 19, 2020, Avianca Holdings S.A. published certain relevant information with the Colombian Stock Exchange, in response to certain requests made by the SFC. A translation of such responses is attached as Exhibits 99.1 to this report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary

Index

Exhibit No.	Description

99.1	Informacion Relevante dated May 19, 2020– AVIANCA HOLDINGS S.A. INFORMS ITS SHAREHOLDERS HOLDING PREFERRED SHARES, THE RIGHTS THAT THEY HAVE UNDER THE PANAMANIAN COMPANIES LAW, THE PACTO SOCIAL OF THE COMPANY AND THE PROSPECTUS OF INFORMATION FOR THE ISSUANCE AND PLACEMENT OF SHARES WITH PREFERENTIAL DIVIDEND AND WITHOUT THE RIGHT TO VOTE.